UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28859/ August 26, 2009

In the Matter of	:
	:
PUTNAM HIGH YIELD MUNICIPAL TRUST	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-5795)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF
1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Putnam High Yield Municipal Trust filed an application on May
28, 2009, and amended on July 20, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for
a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, as amended,
that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that
applicant's registration under the Act shall forthwith cease
to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                              Deputy Secretary